UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2009
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑             Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐            No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Resolution on Business Acquisition
     On May 21, 2009, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to acquire new business, as follows:

1.	Subject	Business Acquisition

2.	Details	(1) Business being acquired: Fixed-line network business and its ancillary business

(2) Description of business: Fixed-line network business, ancillary business, assets, liabilities and all other rights and obligations in connection thereto

(3) Acquisition price: Won 892,850,000,000

(4) Purpose of acquisition: Optimize service through increased network efficiency by internalizing mobile phone transmission lines

(5) Expected closing date: September 30, 2009

(6) Details of Seller:

—Name: SK Networks
—Paid-in-capital: Won 635,676,652,500
—Principal executive office: 104-28 Younghwa-dong Jang An-gu, Suwon, Gyonggi-do, Korea
—Relationship with the Company: affiliate

(7) Expected benefits:

—Internalization of transmission lines may lower network operation costs and increase efficiency
—Increase competitiveness by integrating networks

(8) Shareholder appraisal rights: Not applicable

(9) Proposed date of general meeting of shareholders: Not applicable

(10) Board of Directors resolution date: May 21, 2009

— Attendance of Outside Directors: 5 out of 5 in attendance

— Attendance of Audit Committee Member: In attendance

(11) Back-door listing: Not applicable

(12) Back-door listing of a corporation other than the Company: Not applicable

(13) Reporting requirement to Korea Fair Trade Commission: Applicable

3.	Date of Resolution	May 21, 2009

4.	Other noteworthy matters	— The financial conditions of the business being acquired is as follows (in millions of Won)
▪ Assets: Won 654,074 as of March 31, 2009 (3.40% of that of the Company)
▪ Revenue: Won 416,533 for 2008 (3.57% of that of the Company)
▪ Liabilities: 627,815 as of March 31, 2009 (6.90% of that of the Company)
— We obtained valuation from an outside agency on the appropriateness of the acquisition price
— The acquisition price, closing date and other terms may change pursuant to the purchase agreement or mutual agreement between the parties

— This acquisition is subject to approval by the general meeting of shareholders of SK Networks and may not close depending on the results of SK Network’s general meeting of shareholders or if the aggregate appraisal amount for SK Networks’ shareholders exceed Won 20,000,000,000

— This acquisition may not close if we cannot obtain necessary approvals and licenses, etc., from regulatory agencies in relation to the business to be acquired

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: June 1, 2009